Free Writing Prospectus dated November 17, 2020

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement dated

November 17, 2020

Registration Statement No. 333-222268

Oncternal Therapeutics Increases Previously Announced Bought Deal to $22.5 Million

SAN DIEGO, November 17, 2020 — Oncternal Therapeutics, Inc. (Nasdaq: ONCT), a clinical-stage biopharmaceutical company focused on the development of novel oncology therapies, today announced that due to demand, the underwriter has agreed to increase the size of the previously announced offering and purchase on a firm commitment basis 7,258,065 shares of common stock of the Company, at a price to the public of $3.10 per share, less underwriting discounts and commissions. The closing of the offering is expected to occur on or about November 20, 2020, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The Company also has granted to the underwriter a 30-day option to purchase up to an additional 1,088,709 shares of common stock at the public offering price, less underwriting discounts and commissions. The gross proceeds to Oncternal, before deducting underwriting discounts and commissions and offering expenses and assuming no exercise of the underwriter’s option to purchase additional common stock, are expected to be approximately $22.5 million. The Company intends to use the net proceeds from this offering for general corporate purposes, including expenses related to the clinical and preclinical development of cirmtuzumab and TK216, preclinical development of its ROR1 CAR-T program, and for working capital.

The shares of common stock are being offered by Oncternal pursuant to a “shelf” registration statement on Form S-3 (File No. 333-222268) previously filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2017 and declared effective by the SEC on January 5, 2018. The offering of the shares of common stock is made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement and accompanying prospectus relating to the shares of common stock being offered has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. A final prospectus supplement and the accompanying prospectus relating to the shares of common stock being offered will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (646) 975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Oncternal Therapeutics

Oncternal Therapeutics is a clinical-stage biopharmaceutical company focused on the development of novel oncology therapies for the treatment of cancers with critical unmet medical need. Oncternal focuses drug development on promising yet untapped biological pathways implicated in cancer generation or progression. The clinical pipeline includes cirmtuzumab, an investigational monoclonal antibody designed to inhibit the ROR1 pathway, a type I tyrosine kinase-like orphan receptor, that is being evaluated in a Phase 1/2 clinical trial in combination with ibrutinib for the treatment of patients with mantle cell lymphoma (MCL) and chronic lymphocytic leukemia (CLL) and in an investigator-sponsored, Phase 1b clinical trial in combination with paclitaxel for the treatment of women with HER2-negative metastatic or locally advanced, unresectable breast cancer. The clinical pipeline also includes TK216, an investigational targeted small-molecule inhibitor of the ETS family of oncoproteins, that is being evaluated in a Phase 1 clinical trial for patients with Ewing sarcoma alone and in combination with vincristine chemotherapy. In addition, Oncternal has a program utilizing the cirmtuzumab antibody backbone to develop a CAR-T therapy that targets ROR1, which is currently in preclinical development as a potential treatment for hematologic cancers and solid tumors. More information is available at www.oncternal.com.

Forward-Looking Information

Oncternal cautions you that statements included in this press release that are not a description of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negatives of these terms or other similar expressions. These statements are based on Oncternal’s current beliefs and expectations. Forward-looking statements include statements regarding: the completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of net proceeds from the offering. The inclusion of forward-looking statements should not be regarded as a representation by Oncternal that any of its plans will be achieved. Actual results may differ from those set forth in this release due to the risks and uncertainties inherent in Oncternal’s business, including, without limitation: market and other conditions and the satisfaction of customary closing conditions related to the offering; and other risks described in Oncternal’s prior press releases as well as in public periodic filings with the U.S. Securities & Exchange Commission. All forward-looking statements in this press release are current only as of the date hereof and, except as required by applicable law, Oncternal undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Oncternal Contacts:

Company Contact

Richard Vincent

858-434-1113

rvincent@oncternal.com

Investor Contact

Corey Davis, Ph.D.

LifeSci Advisors

212-915-2577

cdavis@lifesciadvisors.com

Source: Oncternal Therapeutics, Inc.